Jeffrey N. Neuman Vice President and Corporate Secretary	Honeywell 115 Tabor Road Morris Plains, NJ 07950	Phone 973-455-2945 jeffrey.neuman@honeywell.com www.honeywell.com

February 9, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Honeywell International Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on February 9, 2018.

Respectfully submitted,

/s/ Jeffrey N. Neuman
Jeffrey N. Neuman

Vice President, Deputy General Counsel and Corporate Secretary Honeywell International Inc.